

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

October 19, 2012

<u>Via Facsimile</u>
Mr. Ronald D. Long
President and Chief Executive Officer
Locan, Inc.
414 SE Washington Blvd, #112
Bartlesville, OK 74006

      Re: Locan, Inc.
              Form 10-K for Fiscal Year Ended March 31, 2012
              Filed June 28, 2012
              File No. 0-53342

Dear Mr. Long:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ W. John Cash

                            W. John Cash
                            Branch Chief